Mail Stop 3010

December 29, 2009

<u>VIA U.S. MAIL AND FAX (212)507-1869</u>

Mr. Colm Kelleher
Chief Financial Officer
Morgan Stanley
1585 Broadway
New York, NY 10036

> **Re:** **Morgan Stanley**
> **Form 10-K for Fiscal Year Ended**
> **November 30, 2008**
> **Filed January 29, 2009**
> **Form 10-Q for Quarterly Period Ended**
> **March 31, 2009**
> **Filed May 7, 2009**

Dear Mr. Kelleher:

We have reviewed your response letter dated September 21, 2009 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended November 30, 2008

Financial Statements

Notes to Consolidated Financial Statements

21. Quarterly Results (unaudited), page 187

1.   We have reviewed your response to our prior comment 5. In future filings, please expand your footnote and MD&A disclosure to include a more thorough discussion of the errors corrected during the second quarter 2008. Specifically, please revise the segment footnote of your financial statements, and the segment discussion in your MD&A to include a description of the errors, the periods to which the errors relate, and the effects the correction of the error had on segment results in the period corrected. Additionally, please indicate in your disclosure that the Company has determined that the errors are not material, and the rationale for arriving at that conclusion.

Form 10-Q for the quarterly period ended March 31, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

2.   We have read your response to our prior comment 6. Please quantify for us the impact that participation in the TLGP program has had on your operating results. In your response tell us the weighted average rate at which the Company has been able to borrow funds from the program and the approximate interest expense charged to the Company. Additionally, to the extent you are able, tell us how the amounts charged to the Company under the TLGP program compared to market rates at the time.

You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or the undersigned at (202) 551-3438 if you have questions.

Sincerely,

Robert Telewicz
Senior Staff Accountant